UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company)

BUCKEYE TECHNOLOGIES INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

John B. Crowe

Chairman of the Board of Directors and

Chief Executive Officer

Buckeye Technologies Inc.

P.O. Box 80407

1001 Tillman Street

Memphis, Tennessee 38108-0407

(901) 320-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

William J. Tuttle

Derek M. Winokur

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Buckeye Technologies Inc., a Delaware corporation ( “Buckeye”), on May 7, 2013. The Schedule 14D-9 relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (“Purchaser”), and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Buckeye at a price of $37.50 per share, net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Georgia-Pacific with the SEC on May 7, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as follows:

(1) The subheading entitled “Historical Share Price Analysis” on page 26 of the Schedule 14D-9 is amended and restated as “Historical Share Price and Selected Comparable Company Analysis.”

(2) The subheading entitled “Selected Comparable Company Analysis” on page 27 of the Schedule 14D-9 is deleted.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented as follows:

(1) The second paragraph under the subheading entitled “Antitrust Laws—Foreign Antitrust & Competition Law Clearances” on page 34 of the Schedule 14D-9 is amended by adding the following sentence at the end of the paragraph:

“After further review, Georgia-Pacific and the Purchaser determined that Georgia-Pacific is not required to make any filings or report the acquisition of Shares pursuant to the Offer or the Merger with respect to COMESA or in Pakistan or Taiwan, and Georgia-Pacific and the Purchaser do not intend to make any filings or reports in such jurisdictions. Accordingly, the Purchaser’s obligation to accept for payment and pay for Shares tendered to the Purchaser in the Offer is not conditioned on the making of any such filings or reports or the expiration of any applicable waiting periods or written approvals by the relevant governmental authorities in COMESA, Pakistan or Taiwan.”

(2) The paragraph under the subheading entitled “Antitrust Laws—Germany” on page 34 of the Schedule 14D-9 is amended by adding the following sentence at the end of the paragraph:

“Georgia-Pacific filed the German Notification with the FCO on May 24, 2013, and, absent an earlier grant of written approval or initiation of an in-depth investigation by the FCO, the one-month waiting period is scheduled to expire on June 24, 2013.”

(3) The paragraph under the subheading entitled “Antitrust Laws—Spain” on page 35 of the Schedule 14D-9 is amended by adding the following sentence at the end of the paragraph:

“Georgia-Pacific filed the Spanish Notification with the SCA on May 24, 2013, and, absent an earlier grant of written approval or initiation of a Phase II investigation by the SCA, the one-month waiting period is scheduled to expire on June 24, 2013.”

(4) The paragraph under the subheading entitled “Antitrust Laws—Ukraine” on page 35 of the Schedule 14D-9 is amended by adding the following sentence at the end of the paragraph:

“Georgia-Pacific filed a complete application for approval of the Offer with the AMC on May 29, 2013, and, absent an earlier grant of written approval or initiation of an investigation by the AMC, the 45-day waiting period is scheduled to expire on July 12, 2013.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 14D-9 is true, complete and correct.

BUCKEYE TECHNOLOGIES INC.
By:	/s/ Sheila Jordan Cunningham
Name:	Sheila Jordan Cunningham
Title:	Senior Vice President, General Counsel and Secretary

Date: May 29, 2013